SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 001-36790

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _________________

Read instruction (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: The portion of Item 8 consisting of the report of Olsen Thielen & Co., Ltd. on the financial statements for the year ended December 31, 2017.

PART I

REGISTRANT INFORMATION

Precision Therapeutics Inc.
Full name of registrant

Former name if applicable

2915 Commers Drive, Suite 900
Address of principal executive office (Street and number)

Eagan, Minnesota 55121
City, state and zip code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant filed its Form 10-K for the year ended December 31, 2018 (the “2018 10-K”) on April 1, 2019. The 2018 10-K was filed on a timely basis. The 2018 10-K as filed included all required information; however, the report of the Registrant’s former auditor, Olsen Thielen & Co., on the financial statements for the year ended December 31, 2017 was inadvertently omitted from Item 8. This omission was discovered immediately after the filing, and upon such discovery, it was no longer possible to file an amendment to the 2018 10-K that included such Olsen report without unreasonable effort and expense. Such Olsen report on the 2017 financial statements is identical to the Olsen report that was filed on April 2, 2018 with the Registrant’s Form 10-K for the year ended December 31, 2017, except that the version of such report to be included in the 2018 10-K is dated as of a later date (April 1, 2019) as to Note 12.

The Registrant will file an amendment to the 2018 10-K as soon as practicable, and no later than the fifteenth calendar day following the prescribed due date. Pursuant to Rule 12b-25(b), that portion of Item 8 of the 2018 10-K represented by such Olsen report on the 2017 financial statements shall be considered to have been filed on the due date of the 2018 10-K.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bob Myers	651	389-4800
(Name)	(Area Code)	(Telephone number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes  ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

☒ Yes   ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s results of operations for the year ended December 31, 2018 are disclosed in the 2018 10-K filed on April 1, 2019, the contents of which report are incorporated by reference herein.

Precision Therapeutics Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2019	By:	/s/ Bob Myers
	Name:	Bob Myers
	Title:	Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).